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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. SECTION 354

SEC FILE NUMBER
8-46427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southmark, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 South Yale, Suite 100
(No. and Street)

Tulsa (City) OK (State) 74135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Hunt 918-492-5541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causon + Westhoff
(Name – *if individual, state last, first, middle name*)

15 West 6th St., Suite 2310 (Address), Tulsa (City), OK (State), 74119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/02

OATH OR AFFIRMATION

I, Steven Hunt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southmark, Inc., as of February 27, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHMARK, INC.

Independent Accountants' Report
and Financial Statements

December 31, 2001

Causon & Westhoff
Certified Public Accountants

SOUTHMARK, INC.

DECEMBER 31, 2001

CONTENTS

Causon & Westhoff
Certified Public Accountants, P.C.

15 West 6th St., Suite 2310
Tulsa, Oklahoma 74119
(918) 382-7000
fax (918) 382-7005

Independent Accountants' Report

Board of Directors
Southmark, Inc.
Tulsa, Oklahoma

We have audited the accompanying statement of financial condition of SOUTHMARK, INC. as of December 31, 2001, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements and the supplementary information discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOUTHMARK, INC. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causon + Westhoff, CPA's P.C.

Tulsa, Oklahoma
February 4, 2002

SOUTHMARK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

	2001
CURRENT ASSETS	
Cash	$ 20,094
Commission receivable	57,632
Note receivable	5,000
Other assets	1,580
Total Current Assets	$ 84,306

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 29,461
Total Current Liabilities	29,461
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 5,000 shares authorized and outstanding	5,000
Additional paid-in capital	20,000
Retained earnings	29,845
Total Stockholder's Equity	54,845
Total Liabilities and Stockholder's Equity	$ 84,306

See Notes to Financial Statements

SOUTHMARK, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

	2001
REVENUES	
Commission income	$ 407,692
EXPENSES	
Management fees	389,828
Professional fees	7,001
Other operating expenses	3,773
	400,602
INCOME BEFORE INCOME TAXES	7,090
INCOME TAX PROVISION	
NET INCOME	$ 7,090

See Notes to Financial Statements

SOUTHMARK, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Total Stockholder's Equity	Common Stock	Paid-in Capital	Retained Earnings
BALANCE AT DECEMBER 31, 2000	$ 47,755	$ 5,000	$ 20,000	$ 22,755
NET INCOME	7,090			7,090
BALANCE AT DECEMBER 31, 2001	$ 54,845	$ 5,000	$ 20,000	$ 29,845

See Notes to Financial Statements

SOUTHMARK, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

	2001
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from operations	$ 358,110
Cash paid for operating expenses	(374,096)
Net cash used in operating activities	(15,986)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from investments	44,230
Purchases of investments	(23,800)
Net cash provided by investing activities	20,430
CASH FLOWS FROM FINANCING ACTIVITIES	
INCREASE IN CASH	4,444
CASH, BEGINNING OF YEAR	15,650
CASH, END OF YEAR	$ 20,094

See Notes to Financial Statements

SOUTHMARK, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southmark, Inc., (Southmark), began operations August 26, 1993, as a seller of mutual fund investments. The Corporation is registered with the National Association of Securities Dealers in accordance with the Securities Exchange Act of 1934. Southmark is a mutual fund distributor and earns independent fees from back-end load funds, primarily for Oklahoma investors.

Revenue Recognition

Revenues are recognized on the accrual basis. The Company earns an initial commission for directing new investments to the funds and additional trail commissions over the investment period.

Concentration of Credit Risk

For 2001, the Company invested 70% of its business with one investment group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes Payable

The Company has a net operating loss carryforward from prior years. This loss carryforward will be utilized on the Company's income tax return to eliminate current and reduce future income taxes payable. The Company does not have any deferred tax assets or liabilities at December 31, 2001.

SOUTHMARK, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 2: RELATED PARTY TRANSACTIONS

Southmark has a contract with Southmark of Tulsa, Inc., Tulsa, Oklahoma. Southmark of Tulsa, Inc. provides office space and equipment and pays substantially all of Southmark's operating expenses. Those amounts shown in the income statement as management fees for the current year were for services provided by Southmark of Tulsa, Inc. Both corporations are wholly owned by the same stockholder.

Due to the nature of the contract, the mutual economic dependency, and the fact that both corporations are under the control of a single stockholder, there may exist the potential for Southmark of Tulsa, Inc. to exert control or influence over Southmark, Inc.

At December 31, 2001, Southmark of Tulsa, Inc. owes Southmark $5,000. This amount is supported by a promissory note dated March 3, 2000 and will be repaid fully during 2002.

NOTE 3: NET CAPITAL REQUIREMENTS

Southmark, Inc. does not receive, directly or indirectly, hold funds or securities for, or owe securities to customers and does not maintain accounts for customers. Therefore, Southmark, Inc. is not required to maintain a special reserve bank account for the exclusive benefit of customers as described in rule 15c3-3 of the Securities and Exchange Commission (SEC). Its minimum capital requirement, pursuant to rule 15c3-1(a)(2)(vi), is $5,000. Southmark, Inc. exceeds this requirement as shown in supplementary information Schedule I - Computation of Net Capital Under Rule 15c3-1 of the SEC.

The State of Oklahoma requires all Broker-Dealers to maintain minimum capital of $10,000. Southmark, Inc. exceeds this requirement.

SOUTHMARK, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4: ADDITIONAL CASH FLOW INFORMATION

Reconciliation of Net Income to Net Cash Provided by Operating Activities

	2001
Net Income (Loss)	$ 7,090
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in commissions receivable	(49,582)
Increase (decrease) in accounts payable	26,506
Net cash provided by (used in) operations	$ (15,986)

NOTE 5: LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Southmark, Inc. had no subordinated liabilities at any time during year.

Supplementary Information

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY		$ 54,845
DEDUCTIONS		
Non-Allowable Assets		
Administrative service fees receivable	$ 40,709	
Related party receivable	5,000	
Other assets	1,580	
		47,289
Net Capital		7,556
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum Net Capital Requirement		
Statutory requirement for a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers.		5,000
Excess Net Capital		$ 2,556
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 7,556
Miscellaneous adjustments		0
Net Capital per Above		$ 7,556

Causon & Westhoff
Certified Public Accountants, P.C.

15 West 6th St., Suite 2310
Tulsa, Oklahoma 74119
(918) 382-7000
fax (918) 382-7005

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Southmark, Inc.
Tulsa, Oklahoma

In planning and performing our audit of the financial statements and supplementary information of SOUTHMARK, INC. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cawson & Westhoff, CPA's P.C.

Tulsa, Oklahoma
February 4, 2002